Exhibit 99.1
News Release
www.srtelecom.com

Source:
SR Telecom	Maison Brison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429, Ext. 4613	Tel.: (514) 731-0000

SR Telecom Announces Fourth Quarter and Year-End Results
•    Increased equity strengthens the balance sheet
•    SR Telecom adopts fresh start accounting

MONTREAL, March 29, 2006 - SR Telecom Inc. (TSX: SRX), a leading vendor of licensed OFDM solutions for broadband access networks with its symmetryTM products, today announced its results for the fourth quarter and year ended December 31, 2005.

“Fiscal 2005 has been a year of restructuring and rebuilding for SR Telecom, in order to better align the Company with the realities of today’s marketplace,” said William Aziz, President and Chief Executive Officer of SR Telecom. “The changes to our cost structure are starting to yield the benefits we anticipated. This can be seen by the reduction in our fourth quarter operating expenses. After adjusting for a one-time charge of $8.5 million relating to R&D expenses, our cost base has been reduced to $18.6 million in the quarter versus $26.8 million in the corresponding period in the previous year. In addition, we have also announced a major outsourcing initiative. This initiative will not only further enhance the Company’s financial and competitive positions, but will also enable us to focus on our core activities of designing, developing and deploying advanced wireless technologies. Our financial position has been significantly strengthened over the past several months as a result of the issuance of new equity and the conversion of debentures. With many cost reduction initiatives in place, strengthening supplier relationships, and a stronger balance sheet, we are well positioned to improve on our financial performance in 2006. We are encouraged by the positive reaction of our customers to the measures SR Telecom has taken over the past several months and we thank our employees for their hard work during this time.”

Presentation of Results
Effective November 30, 2005, the Corporation adopted fresh start accounting. As part of this process, it has revalued its assets and liabilities to their estimated fair values. The revaluation adjustments were accounted for as capital transactions and are recorded directly to the pre-fresh start accounting deficit. Comparative financial statements for periods prior to December 1, 2005 have been presented in our annual audited consolidated financial statements, pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting. The December 31, 2005 financial results analysed herein comprise the results of one month post-fresh start accounting and the results of eleven months pre-fresh start accounting. Our fourth quarter financial information comprises the results of one month post-fresh start accounting and the results of two months pre-fresh start accounting. These aggregated twelve-month and three-month financial results represent non-GAAP measures that are used to better illustrate the Corporation’s performance between periods. These non-GAAP measures have no standardized meanings prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and, therefore, should not be considered in isolation.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

On December 1, 2005, the Corporation sold substantially all of the assets of its subsidiary in France, along with all of the shares of its Australian subsidiary to a subsidiary of Duons Systemes, France. The net assets, results of operations and cash flows of these operations, being the Swing product line operations have been presented as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

Consolidated Results
The net loss for the fourth quarter of 2005 was $32.6 million, a reduction of $9.3 million compared to the fourth quarter 2004 net loss of $41.9 million. Both the Wireless Telecommunications Products and Telecommunications Service Provider segments reduced their losses compared to the same periods in 2004. The net loss for discontinued operations was $5.1 million for the fourth quarter of 2005 compared to $1.8 million for the fourth quarter of 2004.

Revenues for the fourth quarter of 2005 were $15.1 million, down from $19.9 million for the fourth quarter of 2004 because of lower revenues from the Wireless Telecommunications Products segment.

The net loss for 2005 was $91.1 million compared to the 2004 net loss of $86.1 million. The increase in the net loss was attributable to the decrease in gross profit of $29.0 million in 2005 from $43.2 million in 2004 and offset by lower operating expenses in 2005 as part of the cost cutting initiatives. The net loss for discontinued operations was $9.0 million for 2005 compared to a net loss of $9.2 million for 2004.

Revenues for 2005 were $76.4 million, down from $99.1 million for 2004 because of lower revenues from the Wireless Telecommunications Products segment.

Segment Results

Wireless Telecommunications Products Segment
The net loss from continuing operations for this segment totalled $26.8 million for the fourth quarter, compared to a $33.4 million net loss for the corresponding period last year. The reduction in net loss was attributable to a reduction in income tax expense of $12.2 million. Income tax expense in the fourth quarter of 2004 included a $13.2 million charge relating to an increase in the valuation allowance for future income tax assets.

The operating loss from continuing operations was $24.5 million for the fourth quarter, compared to $20.4 million for the fourth quarter of 2004. Included in the fourth quarter of 2005 operating loss was a one-time charge for R&D of $8.5 million related to an adjustment for investment tax credits on the balance sheet. This adjustment was the result of management’s assessment of the ability to realize these assets. Excluding this charge, the operating loss would have been $16.0 million. This improvement reflects the Corporation’s continued efforts to adopt and promote cost efficient strategies in order to better align its cost structure with current and expected revenue levels. The positive effects of these efforts on the cost of revenues were partly offset by lower sales and inventory adjustments relating to fresh start accounting, resulting in negative gross profit for the quarter. The gross profit for the fourth quarter of 2005 was negative $2.2 million, compared to $2.0 million for the same quarter last year. Fourth quarter revenue was $10.3 million, compared to $15.6 million reported during the same period in 2004. The decrease was a function of production slow-downs resulting from reduced supplier credit that affected the Corporation’s ability to procure materials.

The net loss from continuing operations for 2005 totalled $78.4 million, compared to a 2004 net loss from continuing operations of $67.9 million. The increased loss is largely the result of a reduction in gross profit, an increase in finance charges, and higher restructuring and asset impairment charges. The negative effects of these items were partly offset by expense reductions achieved for activities

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

relating to research, development, selling, general and administration. This reflects the continued efforts of the Corporation to increase efficiency and reduce costs.

The decrease in the 2005 gross profit is due in part to an increase in under-absorbed overhead costs due to abnormally low production levels and delays associated with restarting the Corporation’s supply chain and variations in sales mix with increased lower margin product sales. In addition, the gross profit was affected by the adoption of fresh start accounting on November 30, 2005 where the work in progress and finished goods inventories were revalued in accordance with the requirements of fresh start accounting at a higher value than historical cost thus negatively impacting gross profit. Full year revenue was $57.0 million, compared to $80.5 million reported for 2004. Equipment revenue declined primarily as the result of longer delays than anticipated in finalizing the credit facility, as well as the effects of reduced supplier credit and production slow-downs, including timing issues related to the delivery of equipment. Service revenues also declined, reflecting the completion in 2004 of a number of projects in their final stages, in particular, long-term projects in Asia and Africa, which were not replaced by new projects in 2005. Also, during the first half of 2005, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its long-standing customers. Production was essentially stopped during the second quarter of 2005.

The large part of the 2005 increase in finance charges was the result of fees incurred in connection with the debenture exchange completed during 2005 and additional interest costs relating to the new credit facility entered into in early 2005.

Additional restructuring and asset impairment charges were incurred during 2005 as part of the process started in 2004. The largest part of these charges related to write-downs and write-offs of certain raw material and repair stock inventories.

Telecommunications Service Provider Segment (CTR)
The net loss for the fourth quarter of 2005 was $0.7 million, compared to a net loss of $6.8 million in the corresponding period in 2004. The decrease is largely attributable to the fact that income tax expense in 2004 included an $8.5 million charge relating to an increase in the valuation allowance for future income tax assets. The CTR operating loss totalled $0.1 million in the fourth quarter of 2005, which was essentially flat with the operating loss for the same period last year. While revenues grew, this growth was largely offset by a one-time charge for the bad debts of another Chilean telecommunication service provider. Revenue was up 11.6% to $4.8 million for the three months ended December 31, 2005, from $4.3 million for the same three months a year ago. The increase in revenues is the result of the continued rollout of CTR’s new urban initiative, as well as new, higher tariffs for its satellite network.

CTR’s net loss for 2005 decreased to $3.8 million, from a net loss of $9.0 million in 2004. The decrease is largely attributable to the fact that income tax expense in 2004 included an $8.5 million charge relating to an increase in the valuation allowance for future income tax assets. For 2005, the CTR operating loss totalled $1.8 million, compared to an operating loss of $0.1 million in 2004. The increase in operating loss is due to the expansion of the urban wireless telecommunications service in several cities in Chile (“urban initiative”), partially offset by revenue growth. For 2005, CTR revenue increased 4.4% to $19.4 million, up from the $18.6 million reported for 2004. The increase in net revenues is attributable to the new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004, as well as the roll out of the new urban initiative.

Financial Position
The Corporation’s consolidated cash, including restricted cash, increased to $10.2 million at December 31, 2005, compared to $6.4 million at December 31, 2004.

On November 30, 2005, $10.0 million of the 10% Convertible Debentures, as well as accrued interest that was payable in kind, were converted on a pro rata basis among all the holders of the 10%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share.

In addition, subsequent to year-end, on February 2, 2006, the Corporation completed a $50.0 million private placement of its common shares and announced the conversion of approximately $58.4 million of Convertible Debentures into common shares. On February 27, 2006, the Corporation completed the private placement of an additional $4.3 million in common shares and announced the conversion of approximately $4.2 million of Convertible Debentures into common shares. The proceeds of these transactions are being used to fund the Corporation’s working capital requirements.

As a result of these November 2005 and February 2006 transactions, the Corporation’s balance sheet is significantly de-leveraged.

As at December 31, 2005, the full amount of $46.2 million (US$39.6 million) of the Company’s five-year secured credit facility entered into on May 19, 2005 was drawn. This will convert to a term loan, due at maturity on October 2, 2011.

With the credit facility arranged in early 2005, the revised terms of the CTR debt, the November 2005 debenture conversions, and the issuance of common shares in early 2006, along with the related debenture conversions, SR Telecom should have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Outlook
For the Wireless Telecommunications Products segment, the Corporation expects that revenue in 2006 will be greater than the 2005 revenue levels due to the active revitalization of the Corporation’s supply chain and improved customer confidence surrounding proceeds received from the private equity placements in early 2006. The backlog at the end of 2005 stood at $28.2 million, the majority of which will be delivered in the first half of 2006, up from $9.5 million at the end of 2004. With the addition of the
$10.0 million Axtel commitment in February 2006 and along with additional new orders that are completed or close to completion, the Corporation expects the backlog to grow during the first half of the year. An improvement in gross margin for 2006 is anticipated due to the expected increase in sales and the expected savings in operating costs as a result of outsourcing manufacturing operations. Selling, general and administrative expenses are expected to be at the same level for the first quarter of 2006 compared to the fourth quarter of 2005. The Corporation plans to spend more in the area of research and development in 2006 as additional efforts and resources will be allocated to the development of pre-Wimax and Wimax products. Finance charges should decrease in 2006 predominantly due to the 10% Convertible Debenture conversions that took place in November 2005 and February 2006.

For the Telecommunication Service Provider segment, local currency revenues are expected to increase in the first quarter of 2006 due to the effect of access charge increases, the continued rollout of CTR’s new urban initiative, and the implementation of new, higher tariffs for its satellite network. CTR will continue to maintain a tight control on its operating expenses while focusing on revenue growth. In local currency terms, operating expenses are expected to remain at approximately the same level in the first quarter of 2006 as in the fourth quarter of 2005. Assuming US exchange rates remain stable, the Corporation expects that the interest expense will decrease in 2006 as debt outstanding will be lowered with the partial repayment of the CTR loans.

Copies of SR Telecom’s financial statements, along with the associated Management Discussion and Analysis, are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and the Company’s website at www.srtelecom.com.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok. SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetryTM solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications.

SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

Conference Call
SR Telecom will host a conference call on Thursday, March 30, 2006 at 10:00 AM Eastern Standard Time to discuss these results and update investors on operating progress. SR Telecom Interim President and Chief Executive Officer, William E. Aziz and Interim Chief Financial Officer, Peter Campbell will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 807-8791 (Montreal and overseas) or 1-800-814-4941 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Thursday, March 30, 2006 as of 1:00 P.M. until 11:59 P.M. on Thursday, April 6, 2006 at 1-877-289-8525 (passcode 21181482#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release contains information and statements of a forward-looking nature concerning the objectives, strategies, financial condition and future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation and expectations of future events as of March 29, 2006. As a result, readers are advised that actual results may differ from expected results. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes as more fully discussed in risks and uncertainties of our management discussion and analysis dated March 29, 2006. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

SR TELECOM and symmetryTM are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED BALANCE SHEETS

			Pre-
			fresh start
As at (in thousands of Canadian dollars)	December 31, 2005	December 1, 2005	December 31, 2004
	$	$	$
Assets
Current assets
Cash and cash equivalents	9,479	4,796	4,549
Short-term restricted cash	732	442	1,394
Accounts receivable, net	27,202	35,079	37,114
Income taxes receivable	2,484	2,248	903
Inventory	30,863	32,913	49,472
Prepaid expenses	4,090	4,700	2,817
Current assets related to discontinued operations	6,059	7,134	21,165
Total current assets	80,909	87,312	117,414

Investment tax credits	4,616	4,616	13,150
Long-term accounts receivable, net	-	-	5,644
Long-term restricted cash	-	-	493
Property, plant and equipment, net	57,789	57,573	83,614
Intangible assets, net	41,904	42,614	4,494
Other assets, net	2,280	2,467	987
Non-current assets related to discontinued operations	53	1,385	1,828
Total assets	187,551	195,967	227,624
Liabilities
Current liabilities
Accounts payable and accrued liabilities	27,113	27,292	43,246
Customer advances	1,152	1,409	1,639
Current portion of lease liability	4,197	4,202	5,043
Current portion of long-term debt	34,581	34,667	106,680
Current liabilities related to discontinued operations	8,440	7,983	12,729
Total current liabilities	75,483	75,553	169,337
Long-term credit facility	47,862	47,551	-
Long-term lease liability	-	-	3,577
Long-term liability	1,749	1,752	1,810
Long-term debt	479	488	260
Convertible redeemable secured debentures	40,630	39,987	-
Total liabilities	166,203	165,331	174,984
Shareholders' Equity
Capital stock	230,086	229,927	219,653
Warrants	-	-	13,029
Equity component of convertible redeemable secured debentures	27,785	27,851	-
Contributed surplus	-	-	519
Deficit, pre-fresh start accounting	(227,142)	(227,142)	(180,561)
Deficit	(9,381)	-	-
Total shareholders' equity	21,348	30,636	52,640
Total liabilities and shareholders' equity	187,551	195,967	227,624

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF OPERATIONS

		Pre-fresh start
	One month ended	Eleven months ended	Year ended	Year ended
(in thousands of Canadian dollars, except per share information)	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
	$	$	$	$
Revenue
Equipment	5,055	45,712	67,598	59,691
Services	583	5,630	12,892	26,215
Telecommunications	1,734	17,670	18,584	14,064
Total revenue	7,372	69,012	99,074	99,970

Cost of revenue
Equipment	4,306	40,103	47,209	31,815
Services	467	2,536	8,685	15,939
Total cost of revenue	4,773	42,639	55,894	47,754

Gross profit	2,599	26,373	43,180	52,216

Agent commissions	61	1,660	4,724	2,997
Selling, general and administrative expenses	2,634	31,749	39,962	41,061
Research and development expenses, net	990	20,610	30,159	27,170
Telecommunications operating expenses	1,446	19,462	18,670	21,556
Restructuring, asset impairment and other charges	-	17,200	7,701	3,541
Operating loss from continuing operations	(2,532)	(64,308)	(58,036)	(44,109)

Finance charges, net	(2,316)	(17,069)	(8,083)	(8,856)
Gain on sale of long-term investment	-	-	3,444	-
Gain on settlement of claim	-	2,670	4,583	-
Gain on repurchase of debentures	-	-	-	1,199
(Loss) gain on foreign exchange	(289)	1,591	2,254	1,031
Loss from continuing operations before income taxes	(5,137)	(77,116)	(55,838)	(50,735)
Income tax (expense) recovery	(23)	109	(21,104)	1,734
Loss from continuing operations	(5,160)	(77,007)	(76,942)	(49,001)

(Loss) income from discontinued operations, net of income taxes	(4,221)	(4,758)	(9,192)	4,246
Net loss	(9,381)	(81,765)	(86,134)	(44,755)

Basic and diluted
Loss per share from continuing operations	(0.08)	(4.34)	(4.62)	(6.80)
(Loss) gain per share from discontinued operations	(0.06)	(0.27)	(0.55)	0.59
Net loss per share	(0.14)	(4.61)	(5.17)	(6.21)

Basic and diluted weighted average number of common shares outstanding	65,385,505	17,751,817	16,661,454	7,206,675

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF DEFICIT

		Pre-fresh start
	One month ended	Eleven months ended	Year ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
(in thousands of Canadian dollars)	$	$	$	$
Deficit, beginning of period	-	(180,561)	(90,941)	(45,659)
Fresh start accounting adjustments	-	35,184	-	-
Cumulative effect of adoption of new accounting policies	-	-	(272)	-
Deficit, beginning of period, as restated	-	(145,377)	(91,213)	(45,659)
Net loss	(9,381)	(81,765)	(86,134)	(44,755)
Share issue costs	-	-	(3,214)	(527)
Deficit, end of period	(9,381)	(227,142)	(180,561)	(90,941)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Pre-fresh start
	One month ended	Eleven months ended	Year ended	Year ended
	December 31, 2005	November 30, 2005	December 31, 2004	December 31, 2003
(in thousands of Canadian dollars)	$	$	$	$
Cash flows provided by (used in) continuing operating activities
Loss from continuing operations	(5,160)	(77,007)	(76,942)	(49,001)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,464	10,550	12,193	12,621
Restructuring, asset impairment and other charges	-	14,001	1,681	1,993
Loss (gain) on disposal of property, plant and equipment	21	603	(166)	58
Financing charges	823	11,211	-	-
Increase in lease liability	-	-	1,586	-
Gain on sale of investment	-	-	(3,444)	-
Gain on settlement of claim	-	(2,670)	(4,583)	-
Gain on repurchase of debentures	-	-	-	(1,199)
Stock-based compensation	-	728	247	-
Future income taxes	-	-	20,275	(4,187)
Changes in operating assets and liabilities:
Decrease (increase) in long-term accounts receivable	-	3,727	(4,073)	21,832
Decrease (increase) in non-cash working capital items	9,802	(8,271)	14,430	(11,972)
Unrealized foreign exchange	126	(868)	(3,236)	(11,393)
	7,076	(47,996)	(42,032)	(41,248)
Cash flows provided by (used in) continuing financing activities
Repayment of bank indebtedness	-	-	(3,000)	(7,000)
Issuance of credit facility	-	48,127
Repayment of long-term debt and lease liability	-	(1,314)	(12,536)	(10,429)
Repurchase of debentures	-	-	-	(2,801)
Proceeds from issue of shares and warrants, net of share issue costs	-	-	46,787	6,157
Financing costs	-	(5,392)	-	-
	-	41,421	31,251	(14,073)
Cash flows (used in) provided by continuing investing activities
(Increase) decrease in restricted cash	(290)	952	5,191	(616)
Acquisition of Netro Corporation, net of cash acquired	-	-	-	21,498
Purchase of short-term investments	-	-	(45,439)	(3,231)
Proceeds on sale of short-term investments	-	-	48,796	34,276
Purchase of property, plant and equipment	(757)	(3,331)	(6,092)	(5,247)
Proceeds on disposal of property, plant and equipment	7	1,418	859	-
Proceeds on sale of long-term investment	-	-	3,444	-
Other assets	-	-	(579)	-
	(1,040)	(961)	6,180	46,680

Increase (decrease) in cash and cash equivalents
Continuing operations	6,036	(7,536)	(4,601)	(8,641)
Discontinued operations	(1,353)	7,783	716	(3,234)
Increase (decrease) in cash and cash equivalents	4,683	247	(3,885)	(11,875)
Cash and cash equivalents, beginning of period	4,796	4,549	8,434	20,309
Cash and cash equivalents, end of period	9,479	4,796	4,549	8,434

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783